

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2023

Inna Braverman
Chief Executive Officer
Eco Wave Power Global AB (publ)
52 Derech Menachem Begin St.
Tel Aviv-Yafo, Israel 6713701

> **Re: Eco Wave Power Global AB (publ)**
> **Registration Statement on Form F-3**
> **Filed November 22, 2023**
> **File No. 333-275728**

Dear Inna Braverman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Eric Victorson